Exhibit 99.1

News Release

Rosetta Genomics Receives Approval from New York State for HEME FISH-based Assays

Portfolio of Disease-Specific Diagnostic, Prognostic and Predictive Test Panels for Various
Hematologic Malignancies Now Available in all 50 States

PHILADELPHIA and REHOVOT, Israel (June 21, 2016) – Rosetta Genomics Ltd. (NASDAQ: ROSG), a leading developer and provider of microRNA-based and other molecular diagnostic testing services, announces receipt of conditional approval from the New York State Department of Health (NYSDOH) for the Company’s multiple fluorescence in situ hybridization (FISH) tests for detection of amplifications or rearrangements of DNA in a number of hematologic cancers, such as leukemias, lymphomas and myelomas in order to form a diagnosis and/or to evaluate prognosis or remission of disease. NYSDOH approval was granted under the Company’s Molecular Oncology and Cellular Tumor Marker permit.

The laboratory is CLIA certified and CAP accredited, yet New York requires an additional permit for each test from the NYSDOH for them to be offered to patients in the state. The NYSDOH also requires the Company to provide any additional information requested within 60 business days for final approval. With this conditional approval, these assays are now available in all 50 states.

“We are delighted to be able to service clients across the State of New York with a full FISH menu for liquid tumor analysis, thus allowing them to better determine appropriate treatment options for their patients with hematologic cancers," stated Kenneth A. Berlin, President and Chief Executive Officer of Rosetta Genomics.

“In addition to this expanded geographic access, recent managed care contracting initiatives have resulted in covered lives for these tests exceeding 155 million in the U.S. Our recognized expertise in FISH and our growing menu of tests serving the hematology-oncology and pathology markets will help strengthen our position with leading managed care plans as a provider of choice for high-quality FISH testing and should enhance our goal to sign additional participation agreements during the second half of 2016,” added Mr. Berlin.

About Rosetta Genomics

Rosetta develops and commercializes a full range of microRNA-based and other molecular diagnostics. Rosetta’s integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta is working on the application of these technologies in the development and commercialization of a full range of microRNA-based diagnostic tools. Through the acquisition of PersonalizeDx, the Company now offers core FISH, IHC and PCR-based testing capabilities and partnerships in Pathology, Oncology and Urology that provide additional content and platforms that complement Rosetta’s microRNA and Next-Gen Sequencing offerings. RosettaGX Reveal™, a Thyroid microRNA Classifier for the diagnosis of indeterminate thyroid FNA smears, as well as the full RosettaGX™ portfolio of cancer testing services are commercially available through the Company’s Philadelphia, PA- and Lake Forest, CA-based CAP-accredited, CLIA-certified labs,. For more information visit www.rosettagx.com.

Forward-Looking Statement Disclaimer

Various statements in this release concerning Rosetta’s future expectations, plans and prospects including, but not limited to statements relating to our receipt of final approval from the NYSDOH, health and economic benefits to physicians and patients, and enhanced adoption of Rosetta assays in the marketplace constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including those risks more fully discussed in the "Risk Factors" section of Rosetta’s most recently filed Annual Report on Form 20-F, as filed with the SEC. In addition, any forward-looking statements represent Rosetta’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.

Rosetta Genomics Contact:	Rosetta Genomics Investor Contact:
Ken Berlin, President & CEO	LHA
(267) 298-1159	Anne Marie Fields
investors@rosettagx.com	(212) 838-3777
afields@lhai.com

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